1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2015

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date	October 26, 2015	By	/s/ Zhang Baocai
		Name:	Zhang Baocai
		Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China (“PRC”) with limited liability)

(Stock Code: 1171)

RESULTS REPORT FOR THE THIRD QUARTER OF 2015

IMPORTANT NOTICE

This announcement is made pursuant to Part XIVA of the Securities and Futures Ordinance and the disclosure requirement under Rule 13.09(2)(a) and 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”).

The board of directors (the “Board”), the supervisory committee, the directors, the supervisors, and the senior management of Yanzhou Coal Mining Company Limited (“Yanzhou Coal” or the “Company) confirm that this report does not contain any misrepresentations, misleading statements or material omissions and jointly and severally accept all responsibilities for the authenticity, accuracy and completeness of the information contained in this report.

The report for the results of the third quarter of 2015 of the Company (the “Report”) was considered and approved by the twelfth meeting of the sixth session of the Board and all the 10 directors of the Board who are supposed to attend the meeting were present.

The financial statements in this Report have not been audited.

“Reporting Period” means the period from 1 July to 30 September in 2015.

“The Group” means the Company and its subsidiaries.

The Chairman of the Board, Mr. Li Xiyong, the Chief Financial Officer, Mr. Wu Yuxiang, and the Assistant of the General Manager & the head of the Accounting Management Department, Mr. Zhao Qingchun, hereby declare the authenticity, accuracy and completeness of the financial statements in this Report.

Summary of the unaudited results of the Group for the third quarter ended 30 September 2015 is set out as follows:

•       This Report is prepared in accordance with the relevant regulations on Disclosure of Information in Quarterly Reports for Listed Companies promulgated by the China Securities Regulatory Commission (the “CSRC”).

•       All financial information contained in this Report is prepared in accordance with the relevant requirements and interpretations under the accounting standards for business enterprises promulgated by the Ministry of Finance of the PRC. Shareholders of the Company (the “Shareholders”) and public investors are reminded of the different reporting standards adopted in this Report, the interim report and the annual report of the Company when trading in the shares of the Company.

•       Unless otherwise specified, the currency used in this Report is Renminbi (“RMB”).

•       For the third quarter of 2015, the operating income of the Group was RMB13.1525 billion, representing a decrease of RMB2.8632 billion or 17.9% as compared with the corresponding period of last year. Net profit attributable to the Shareholders was RMB743.8 million, representing a decrease of RMB364.2 million or 32.9% as compared with the corresponding period of last year.

•       For the first three quarters of 2015, the operating income of the Group was RMB38.4543 billion, representing a decrease of RMB10.6129 billion or 21.6% as compared with the corresponding period of last year. Net profit attributable to the Shareholders was RMB1.3808 billion, representing a decrease of RMB560.2 million or 28.9% as compared with the corresponding period of last year.

•       The content of this Report is consistent with the announcement published on the Shanghai Stock Exchange. This announcement is published simultaneously in the PRC and overseas.

§1	General Information of the Group

1.1 Major Accounting Data and Financial Indicators

	As at the end of the Reporting Period	As at the end of last year		Increase/decrease at the end of the Reporting Period as compared with the end of last year (%)
		After adjustment	Before adjustment
Total assets (RMB’000)	133,221,908	133,729,872	131,135,198	-0.38

Equity attributable to the Shareholders (RMB’000)	38,112,090	39,432,950	39,198,678	-3.35

	From the beginning of the year to the end of the Reporting Period (January-September)	From the beginning of last year to the end of the reporting period of last year (January-September)		Increase/decrease for the Reporting Period as compared with the same period last year (%)
		After adjustment	Before adjustment
Net cash flows from operating activities (RMB’000)	-574,834	2,902,539	2,675,438	-119.80
Operating income (RMB’000)	38,454,334	49,067,190	47,933,380	-21.63
Net profit attributable to the Shareholders of the Company (RMB’000)	1,380,838	1,941,020	1,954,607	-28.86
Net profit attributable to the Shareholders after deducting extraordinary profits and losses (RMB’000)	939,104	1,324,192	1,324,192	-29.08
Weighted average return on net assets (%)	3.31	4.83	4.89	Decrease 1.52 percentage point
Basic earnings per share (RMB)	0.23	0.39	0.40	-41.03

Extraordinary gains and losses items	Amount of the Reporting Period (July-September) (RMB’000)	Amount of first three quarters (January-September) (RMB’000)
Profits or losses on disposal of non-current assets	2,811	-8,263
Government subsidiary included in the gains and losses of the period (except that of close connections with company’s business and in accordance with the unified national standard quota or quantity)	0	190,988
Income from the difference between the fair value of the identifiable net assets receivable from the investees and investment cost of subsidiaries, associates and joint ventures acquired	—	38,083
Current net profit or loss from beginning of the year to the combination date for subsidiaries generated by business combination under common control	3,168	11,010
gains and losses from changes in fair value of tradable financial assets and liabilities, and investment income from disposal of tradable financial assets and liabilities as well as available for sales financial assets except the hedging business related to normal operation	9,512	314,803
Other non-operating revenues and expenses excluding the above items	-9,948	73,125
Effect of income tax	-4,138	-161,740
Effect of minority interest (after tax)	-6,577	-16,272
Extraordinary gains or loss attributable to the shareholders of the parent company	-5,172	441,734

Notes:

1:	During the Reporting Period, the Group consolidated financial statements of Shandong Duanxin Supply Chain Management Co., Ltd. and Yankuang Donghua Heavy Industry Co., Ltd (“Donghua Heavy Industry”)
2.	In July 2015, the Company acquired 100% equity interest in Donghua Heavy Industry previously held by Yankuang Group Company Limited (“Yankuang Group”). In accordance with the provisions of Chinese accounting standards, this transaction constituted business combination under common control. Thus retroactive adjustments were made to opening balance of consolidated balance sheet for the reporting period and related items in the comparative financial statements according to the relevant requirements by the Company.

1.2 Total number of Shareholders at the end of the Reporting Period, the top 10 Shareholders and the top 10 Shareholders holding tradable shares of the Company which are not subject to trading moratorium

Unit: share

Total number of Shareholders					62,117

Shareholdings of the top 10 Shareholders

Name of Shareholder	Nature of Shareholders	Percentage holding of the total capital (%)	Number of shares held	Number of shares held subject to trading moratorium	Number of pledged or locked share
Yankuang Group Company Limited	State-owned legal person	52.86	2,600,000,000	0	0
HKSCC (Nominees) Limited	Foreign legal person	39.68	1,951,389,499	0	Unknown
China Securities Finance Corporation Limited	State-owned legal person	2.07	101,895,939	0	0
Central Huijin Investment Ltd.	State-owned legal person	0.39	19,355,100	0	0
BOCOM- ICBC Credit Suisse Internet + Stock Securities Investment Fund	Others	0.33	16,433,399	0	0
CCB- Fortune SG Selected Hybrid Securities Investment Fund	Others	0.07	3,683,097	0	0
Wang Lianzhi	Domestic natural person	0.06	3,187,058	0	0
Chen Xiaodong	Domestic natural person	0.06	3,024,476	0	0
He Qianchang	Domestic natural person	0.04	1,827,276	0	0
YU CHUNG KWONG DANIEL	Foreign natural person	0.02	1,050,000	0	Unknown

Top ten Shareholders holding tradable shares not subject to trading moratorium

Name of Shareholder	Number of tradable shares held not subject to trading moratorium	Class of shares held
Yankuang Group	2,600,000,000	A Shares
HKSCC (Nominees) Limited	1,951,389,499	H Shares
China Securities Finance Corporation Limited	101,895,939	A Shares
Central Huijin Investment Ltd.	19,355,100	A Shares
BOCOM- ICBC Credit Suisse Internet + Stock Securities Investment Fund	16,433,399	A Shares
CCB- Fortune SG Selected Hybrid Securities Investment Fund	3,683,097	A Shares
Wang Lianzhi	3,187,058	A Shares
Chen Xiaodong	3,024,476	A Shares
He Qianchang	1,827,276	A Shares
YU CHUNG KWONG DANIEL	1,050,000	H Shares
Connected relationship or concerted-party relationship among the above Shareholders	One of Yankuang Group’s wholly-owned subsidiary incorporated in Hong Kong holds 180 million H shares in the Company through HKSCC (Nominees) Limited. Apart from this, it is unknown whether other Shareholders are connected with one another or whether any of these Shareholders fall within the meaning of parties acting in concert.

Note:

1.	All the information above is prepared in accordance with the registers of the Shareholders provided by China Securities Depository and Clearing Co., Ltd. Shanghai Branch and Hong Kong Securities Registration Co., Ltd.
2.	As the clearing and settlement agent for the Company’s H shares, HKSCC Nominees Limited holds the Company’s H shares in the capacity of a nominee.

The following table sets out the substantial Shareholders’ interests and/or short positions in the shares and underlying shares of Company as at 30 September 2015:

Name of substantial Shareholder	Class of shares	Capacity	Number of shares held (shares)	Nature of interests	Percentage in the H share capital of the Company	Percentage in total share capital of the Company
Yankuang Group	A Shares (state-owned legal person)	Beneficial owner	2,600,000,000	Long position	—	52.86%
Yankuang Group (note 1)	H Shares	Interest of controlled corporations	180,000,000	Long position	9.19%	3.66%
BlackRock, Inc.	H Shares	Interest of controlled corporations	103,149,599	Long position	5.27%	2.10%
			4,985,900	Short position	0.25%	0.10%
Templeton Asset Management Ltd.	H Shares	Investment manager	233,066,800	Long position	11.90%	4.74%
Morgan Stanley	H Shares	Interest of controlled corporations	121,755,668	Long position	6.22%	2.48%
			114,940,937	Short position	5.87%	2.34%
BNP Paribas Investment Partners SA	H Shares	Investment manager	117,641,207	Long position	6.01%	2.39%

Notes:

1.	Yankuang Group’s wholly-owned subsidiary incorporated in Hong Kong holds such H shares in the capacity of beneficial owner.
2.	The percentage figures above have been rounded off to the nearest second decimal place.
3.	Information disclosed hereby is based on the information available on the website of Hong Kong Stock Exchange at www.hkex.com.hk.

§2 Significant Matters

2.1	General Operating Performance

2.1.1	Operating Data Summary

	Third quarter			First three quarters
Items	2015	2014	Increase or decrease (%)	2015	2014	Increase or decrease (%)
I. Coal Business (kilotonne)
Raw coal production	16,721	17,986	-7.03	51,654	54,686	-5.54
Saleable coal production	15,292	16,673	-8.28	47,287	50,360	-6.10
Saleable coal sales volume	20,342	31,168	-34.73	63,334	90,584	-30.08
II. Railway Transportation Business (kilotonne)
Transportation volume	4,522	3,516	28.61	12,048	12,411	-2.92
III. Coal Chemicals Business (kilotonne)
Methanol production	427	140	205.00	1,261	472	167.16
Methanol sales volume	385	124	210.48	1,214	462	162.77
IV. Electric Power Business (10,000kWh)
Power generation	68,269	26,528	157.35	193,256	86,756	122.76
Electricity sold	44,084	8,118	443.04	118,697	24,610	382.31
V. Heat Business (1,000 steam tonnes)
Heat generation	59	79	-25.32	956	955	0.10
Heat sales volume	6	0.3	1,900.00	50	55	-9.09

2.1.2	Operating Performance of the Principal Businesses of the Group - by Business Segment

1. Coal Business

(1) Coal Production

For the first three quarters of 2015, the raw coal production of the Group was 51.65 million tonnes, representing a decrease of 3.03 million tonnes or 5.5% as compared with the corresponding period of last year. The salable coal production was 47.29 million tonnes, representing a decrease of 3.07 million tonnes or 6.1% as compared with the corresponding period of last year.

The following table sets out the coal production of the Group for the first three quarters of 2015:

Unit: kilotonne

Items	The third quarter			First three quarters
	2015	2014	Increase/ decrease (%)	2015	2014	Increase/ decrease (%)
I. Raw coal production	16,721	17,986	-7.03	51,654	54,686	-5.54
1. The Company	9,374	8,726	7.43	27,119	27,665	-1.97
2. Shanxi Neng Hua①	10	408	-97.55	677	1,258	-46.18
3. Heze Neng Hua②	684	762	-10.24	2,649	2,322	14.08
4. Ordos Neng Hua③	332	1,695	-80.41	2,148	4,496	-52.22
5. Yancoal Australia④	4,543	4,991	-8.98	13,801	14,810	-6.81
6. Yancoal International⑤	1,778	1,404	26.64	5,260	4,135	27.21
II. Saleable coal production	15,292	16,673	-8.28	47,287	50,360	-6.10
1. The Company	9,379	8,720	7.56	27,114	27,642	-1.91
2. Shanxi Neng Hua	9	407	-97.79	665	1,250	-46.80
3. Heze Neng Hua	682	762	-10.50	2,645	2,320	14.01
4. Ordos Neng Hua	331	1,695	-80.47	2,144	4,491	-52.26
5. Yancoal Australia	3,207	3,856	-16.83	9,901	10,973	-9.77
6. Yancoal International	1,684	1,233	36.58	4,818	3,684	30.78

Notes:

①	Shanxi Neng Hua refers to Yanzhou Coal Shanxi Neng Hua Company Limited. In the third quarter of 2015, Tianchi coal mine owned by Shanxi Neng Hua did not achieve normal production due to the change of work face.
②	Heze Neng Hua refers to Yanmei Heze Neng Hua Company Limited.
③	Ordos Neng Hua refers to Yanzhou Coal Ordos Neng Hua Company Limited. In the third quarter of 2015, Wenyu coal mine owned by Ordos Neng Hua did not achieve normal production due to the change of work face.
④	Yancoal Australia refers to Yancoal Australia Limited.
⑤	Yancoal International refers to Yancoal International (Holding) Company Limited.

(2) Coal Prices and Sales

In the first three quarters of 2015, affected by the weak demand for coal in the domestic and overseas markets, coal sales price of the Group decreased as compared with the corresponding period of last year.

In the first three quarters of 2015, the sales volume of salable coal was 63.33 million tonnes, representing a decrease of 27.25 million tonnes or 30.1% as compared with the corresponding period of last year. This was mainly due to the fact that the sales volume of externally purchased coal decreased by 24.92 million tonnes as compared with the corresponding period of last year.

The following table sets out the Group’s production and sales of saleable coal by coal types for the first three quarters of 2015:

	First three quarters of 2015			First three quarters of 2014
	Coal production	Sales volume	Price	Coal production	Sales volume	Price
	(Kilotonne)	(Kilotonne)	(RMB/tonne)	(Kilotonne)	(Kilotonne)	(RMB/tonne)
1. The Company
No. 1 clean coal	88	159	515.65	147	192	623.83
No. 2 clean coal	5,972	5,523	449.07	7,471	7,099	587.92
Domestic	—	5,523	449.07	—	7,091	587.66
Export	—	—	—	—	8	834.81
No. 3 clean coal	2,969	2,995	399.07	3,589	3,709	477.97
Lump coal	1,780	1,780	400.06	300	1,792	530.57
Sub-total of clean coal	10,809	10,457	427.42	11,507	12,792	548.55
Domestic	—	10,457	427.42	—	12,784	548.38
Export	—	—	—	—	8	834.81
Screened raw coal	11,629	10,672	300.45	7,957	7,952	406.84
Mixed coal & Others	4,676	4,031	233.51	8,178	5,169	285.11
Total	27,114	25,160	342.49	27,642	25,913	452.52
Domestic	—	25,160	342.49	—	25,905	452.40
2. Shanxi Neng Hua	665	729	165.73	1,250	1,165	216.64
Screened raw coal	665	729	165.73	1,250	1,165	216.64
3. Heze Neng Hua	2,645	1,747	415.03	2,320	2,453	509.00
No. 1 clean coal	—	—	—	21	21	782.05
No. 2 clean coal	1,418	1,281	499.99	1,397	1,529	653.90
Screened raw coal	166	6	209.40	—	—	—
Mixed coal & Others	1,061	460	181.32	902	903	257.36
4. Ordos Neng Hua	2,144	2,134	177.25	4,491	4,442	162.29
Screened raw coal	2,144	2,134	177.25	4,491	4,442	162.29
5. Yancoal Australia	9,901	11,294	400.54	10,973	10,587	489.31
Semi-hard coking coal	808	922	504.22	850	820	540.83
Semi-soft coking coal	928	1,058	508.97	1,060	1,023	566.82
PCI coal	1,758	2,005	477.83	2,539	2,450	543.85
Thermal coal	6,407	7,309	350.56	6,524	6,294	448.78
6. Yancoal International	4,818	4,830	278.19	3,684	3,665	284.25
Thermal coal	4,818	4,830	278.19	3,684	3,665	284.25
7. Externally purchased coal	—	17,440	461.28	—	42,359	565.02
8. Total for the Group	47,287	63,334	375.05	50,360	90,584	486.88

(3) Cost of Coal Sales

In the first three quarters of 2015, the cost of coal sales business of the Group was RMB16.2234 billion, representing a decrease of RMB18.9367 billion or 53.9% as compared to the corresponding period of last year. This was mainly due to the decrease of sales volume and sales cost per tonne of externally-purchased coal resulting in the decrease of coal sales cost by RMB15.7539 billion.

Unit: RMB’000, RMB/tonne

		The first three quarters
Items		2015	2014	Increase/decrease (%)
The Company	Total cost of sales	3,367,606	4,975,509	-32.32
	Cost of sales per tonne	129.16	186.62	-30.79
Shanxi Neng Hua	Total cost of sales	122,832	200,080	-38.61
	Cost of sales per tonne	168.53	171.68	-1.83
Heze Neng Hua	Total cost of sales	640,010	714,674	-10.45
	Cost of sales per tonne	278.23	291.36	-4.51
Ordos Neng Hua	Total cost of sales	258,567	613,775	-57.87
	Cost of sales per tonne	121.15	138.17	-12.32
Yancoal Australia	Total cost of sales	3,456,888	4,113,567	-15.96
	Cost of sales per tonne	306.09	388.57	-21.23
Yancoal International	Total cost of sales	980,676	1,073,840	-8.68
	Cost of sales per tonne	203.06	292.99	-30.69
Externally purchased coal	Total cost of sales	8,007,028	23,760,974	-66.30
	Cost of sales per tonne	459.10	560.94	-18.16

In the first three quarters of 2015, the total cost of coal sales of the Company was RMB3.3676 billion, representing a decrease of RMB1.6079 billion or 32.3% as compared with that of the first three quarters of 2014. The cost of coal sales per tonne was RMB129.16, representing a decrease of RMB57.46 or 30.8% as compared with that of the first three quarters of 2014. This was mainly due to the fact that: (1) since October 2014, the Company does not need to pay coal price adjustment fund, which decreased the cost of sales per tonne by RMB7.14 ; (2) the cost of sales per tonne was affected and decreased by RMB42.27 through the optimization of human resource configuration, staffs downsizing and efficiency improvement, personnel transfers to the external development projects to reduce labor costs; (3) the cost of sales per tonne was affected and decreased by RMB10.07 through optimization of production systems and process, decreasing of material consumption per tonne, controls of cost of materials purchasing and decreasing of material expenses.

In the first three quarters of 2015, the total cost of coal sales of Yancoal Australia was RMB3.4569 billion, representing a decrease of RMB656.7 million or 16.0% as compared with that of the first three quarters of 2014. The cost of sales per tonne was RMB306.09, representing a decrease of RMB82.48 or 21.2% as compared with that of the first three quarters of 2014. This was mainly due to the fact that: (1) the cost of sales per tonne was affected and decreased by RMB15.75 through optimization of mine production layout and decreasing of material consumption; (2) the cost of sales per tonne was affected and decreased by RMB9. 70 through the optimization of human resource configuration and decreasing of labor expense; (3) the cost of sales per tonne was affected and decreased by RMB35.30 due to the increase of coal sales volume; (4) the cost of sales per tonne was affected and decreased by RMB14.85 due to the depreciation of Australian dollar against Renminbi.

In the first three quarters of 2015, the total cost of coal sales of Yancoal International was RMB980.7 million, representing a decrease of RMB93.164 million or 8.7% as compared with that of the first three quarters of 2014. The cost of sales per tonne was RMB203.06, representing a decrease of RMB89.93 or 30.7% as compared with that of the first three quarters of 2014. This was mainly due to the fact that: (1) the cost of sales per tonne was affected and decreased by RMB64.50 due to the increase of coal sales volume as compared with that of the first three quarters of 2014; (2) the cost of sales per tonne was affected and decreased by RMB22.33 due to the depreciation of Australian dollar against Renminbi.

2. Railway Transportation

In the first three quarters of 2015, the transportation volume of the Company’s railway assets for coal transportation was 12.05 million tonnes, representing a decrease of 360 thousand tonnes or 2.9% as compared with the corresponding period of last year. Income from railway transportation services of the Company (income from transported volume settled on the basis of ex-mine prices and special purpose railway transportation fees borne by customers) was RMB247.1 million, representing a decrease of RMB43.238 million, or 14.9% as compared with the corresponding period of last year. The cost of railway transportation business was RMB158.7 million, representing a decrease of RMB35.687 million or 18.4% as compared with the corresponding period of last year.

3. Coal Chemicals Business

The following table sets out the operation of the methanol business of the Group for the first three quarters of 2015:

	Methanol production volume (kilotonne)			Methanol sales volume (kilotonne)
	First three	First three	Increase/	First three	First three	Increase/
	quarters of	quarters of	decrease	quarters of	quarters of	decrease
	2015	2014	(%)	2015	2014	(%)
1.Yulin Neng Hua	533	472	12.92	527	462	14.07
2.Ordos Neng Hua	728	—	—	687	—	—

Note: The methanol project of Ordos Neng Hua has commenced commercial operation since January 2015.

	Sales income (RMB’000)			Sales cost (RMB’000)
	First three quarters of 2015	First three quarters of 2014	Increase/ decrease (%)	First three quarters of 2015	First three quarters of 2014	Increase/ decrease (%)
1.Yulin Neng Hua	788,955	855,481	-7.78	559,714	634,458	-11.78
2.Ordos Neng Hua	1,005,865	—	—	620,231	—	—

4. Electric Power Business

The following table sets out the operation of electric power business of the Group for the first three quarters of 2015:

	Power generation (10,000 kWh)			Electricity sold (10,000kWh)
	First three quarters of 2015	First three quarters of 2014	Increase/ decrease (%)	First three quarters of 2015	First three quarters of 2014	Increase/ decrease (%)
1. Hua Ju Energy①	71,164	68,436	3.99	23,840	23,709	0.55
2. Yulin Neng Hua②	20,691	18,319	12.95	923	901	2.44
3. Heze Neng Hua③	101,401	—	—	93,934	—	—

Note:

①	Hua Ju Energy refers to Shandong Hua Ju Energy Company Limited. Electricity generated by power plant of Hua Ju Energy is sold externally after satisfying its internal operating requirements from March 2014.
②	Electricity generated by power plant of Yulin Neng Hua is sold externally after satisfying its internal operating requirements.
③	Power plant of Heze Neng Hua put into commercial operation in November 2014.

	Sales income (RMB’000)			Cost of sales (RMB’000)
	First three	First three	Increase/	First three	First three	Increase/
	quarters of 2015	quarters of 2014	decrease (%)	quarters of 2015	quarters of 2014	decrease (%)
1. Hua Ju Energy	111,346	103,993	7.07	76,132	79,001	-3.63
2. Yulin Neng Hua	2,093	2,044	2.40	2,650	5,379	-50.73
3. Heze Neng Hua	342,916	—	—	279,399	—	—

5. Heat Business

In the first three quarters of 2015, Hua Ju Energy generated heat energy of 0.96 million steam tonnes and sold 0.05 million steam tonnes, realizing sales income of RMB11.577 million and the cost of sales of RMB4.964 million.

2.2 Significant movements of the accounting items and financial indicators of the Group and the reasons thereof

1. Significant movements in items of balance sheet and the reasons thereof

	As at 30 September 2015		As at 31 December 2014
	(RMB’000)	Percentage to total assets (%)	(RMB’000)	Percentage to total assets (%)	Increase/ decrease(%)
Financial assets at fair value through profit or loss	1,029,158	0.77	—	—	—
Bills receivable	3,370,536	2.53	5,161,672	3.86	-34.70
Prepayment	3,093,147	2.32	2,004,085	1.50	54.34
Held-to-maturity investments	—	—	1,250,000	0.93	-100.00
Short-term borrowings	4,515,711	3.39	2,827,850	2.11	59.69
Bills payable	838,262	0.63	2,112,408	1.58	-60.32
Interests payable	618,587	0.46	957,773	0.72	-35.41
Other current liabilities	13,300,381	9.98	8,828,641	6.60	50.65
Other equity instrument	6,449,000	4.84	2,485,000	1.86	159.52
Capital reserve	868,104	0.65	1,689,847	1.26	-48.63
Other comprehensive income	-10,757,534	-8.07	-5,954,077	-4.45	—
Special reserve	961,978	0.72	1,802,108	1.35	-46.62

As at 30 September 2015, financial assets at fair value through profit or loss of the Group were RMB1.0292 billion, which was the equity’s book value of Qilu Bank held by the Company.

As at 30 September 2015, bills receivable of the Group were RMB3.3705 billion, representing a decrease of RMB1.7911 billion or 34.7% as compared with that of the beginning of 2015. This was mainly due to the decrease of bank’s acceptance receivable by RMB1.6112 billion.

As at 30 September 2015, prepayments of the Group were RMB3.0931 billion, representing an increase of RMB1.0891 billion or 54.3% as compared with that of the beginning of 2015. This was mainly due to the increase of prepayments for externally purchased coal.

As at 30 September 2015, held to maturity investment of the Group decreased RMB1.25 billion or 100.0% as compared with that of the beginning of 2015. This was mainly due to the fact that the entrusted loan amounting to RMB1.25 billion provided to Shaanxi Future Energy Chemicals (“Future Energy Company”) by the Company was due and recovered.

As at 30 September 2015, the short-term borrowings of the Group was RMB4.5157 billion, representing an increase of RMB1.6879 billion or 59.7% as compared with that of the beginning of 2015. This was mainly due to the increase of short term borrowings of the Company.

As at 30 September 2015, the bills payable of the Group was RMB838.3 million, representing a decrease of RMB1.2741 billion or 60.3% as compared with that of the beginning of 2015. This was mainly due to the decrease of bank acceptance of the first 3 quarters of 2015 by RMB1.4937 billion.

As at 30 September 2015, interests payable of the Group was RMB618.6 million, representing a decrease of RMB339.2 million or 35.4% as compared with that of the beginning of 2015. This was mainly due to the decrease of fund occupancy interest for mining right expense payable by RMB238.9 million.

As at 30 September 2015, other current liabilities of the Group was RMB13.3004 billion, representing an increase of RMB4.4717 billion or 50.7% as compared with that of the beginning of 2015. This was mainly due to the issuance of the 2015 first and second tranches of super-short-term financing bonds with aggregate amount of RMB5 billion.

As at 30 September 2015, other equity instrument of the Group was RMB6.449 billion, representing an increase of RMB3.964 billion or 159.5% as compared with that of the beginning of 2015. This was mainly due to the issuance of the 2015 first tranche non-public financing instrument in the first 3 quarters of 2015 and 2015 the first tranche medium-term notes with aggregate amount of RMB4 billion.

As at 30 September 2015, the capital reserve of the Group was RMB868.1 million, representing a decrease of RMB821.7 million or 48.6% as compared with that of the beginning of 2015. This was mainly due to the fact that: (1) as at 30 September 2015, capital premium of acquisition of Donghua Heavy Industry results in the decrease of capital reserve by RMB430.7 million; (2) Retrospective adjustments were made to opening balance of consolidated balance sheet because of the acquisition of Donghua Heavy Industry, which decreased the capital reserve at the end of 2015 by RMB370.6 million compared with that of the beginning of 2015.

As at 30 September 2015, other comprehensive income of the Group was RMB-10.7575 billion as compared with that of RMB-5. 9541 billion at the beginning of 2015. This was mainly due to the fact that: (1) as at the end of the reporting period, the foreign currency translation was decreased by RMB5.1269 billion as compared with that of the beginning of 2015; (2) the effective part of Yancoal Australia’s foreign hedging contracts profit/loss increased by RMB269.3 million.

As at 30 September 2015, special reserve of the Group was RMB962 million, representing a decrease of RMB840.1 million or 46.6% as compared with that of the beginning of 2015. This was mainly due to the fact that the special reserve employment for the first 3 quarters was more than current provision.

2.	Significant movements of items in income statement and the reasons thereof

(RMB’000)

	The first three quarters of 2015	The first three quarters of 2014	Increase /decrease (%)	Main reasons for change
Operating taxes and surcharges	569,490	393,377	44.77	China’s coal resource tax increased by RMB204.2 million due to the fact that the collection basis of resource tax has been changed from volumes into prices since December 2014.
gains on fair value changes	258,193	-52,704	—	The gains on fair value changes from holding of Qilu Bank shares during the first 3 quarters was RMB246.2 million.
Investment income	264,336	-51,020	—

1. During the past 3 quarters, investment income from Zouxian Huadian power Co., Ltd. and Future Energy Company increased by RMB130.9 million as compared with that of last year.

2. During the past 3 quarters, Middlemount Joint Venture decreased loss of RMB174.8 million as compared with that of last year.

3. During the past 3 quarters, investment income from entrusted loan was RMB44.375 million.

Income tax expense	998,488	453,985	119.94

1. During the first 3 quarters, the Company made a supplementary payment of income tax payable totaling RMB251.7 million.

2. During the past 3 quarters, income tax expense of Yancoal Australia and Yancoal International increased by RMB178.5 million and RMB140.3 million, respectively.

3. Significant movements of items in cash flow statement and the reasons thereof

(RMB’000)

	The first three quarters of 2015	The first three quarters of 2014	Increase /decrease (%)	Main reasons for change
Net cash flow from operating activities	-574,834	2,902,539	-119.80

1. Cash received from sales of goods or provision of labor services decreased by RMB23.9598 billion as compared with the corresponding period of last year;

2. Cash paid for purchase of goods and receipt of labor services decreased by RMB16.9971 billion as compared with the corresponding period of last year.

3. Cash paid for and on behalf of employees decreased by RMB892.1 million as compared with the corresponding period of last year.

4. all tax and fees paid decreased by RMB999.6 million as compared with the corresponding period of last year.

5. Cash paid for other operating activities decreased by RMB1.1855 billion as compared with the corresponding period of last year.

Net cash flow from investing activities	-3,362,971	-4,022,154	—

1. The Group recouped the entrusted loan to Future Energy amounting to RMB1.25 billion.

2. At the corresponding period of last year, the Group carried out repo financing business and raised fund of RMB1.4 billion.

3. The increase of assets acquisition and equity investment resulted in the increase of net cash outflow of RMB1.9702 billion.

4. The change of restricted and term deposits resulted in the decrease of net cash outflow of RMB1.5132 billion.

5. At the corresponding period of last year, the Group paid RMB1.4492 billion for the repurchase of CVR shares issued to Gloucester’s former shareholders (excluding Noble Group Limited).

Net cash flow from financing activities	4,977,789	8,947,718	-44.37

1. During the past 3 quarters, cash received from issuance of the 2015 first tranche non-public financing instrument and the 2015 first medium notes was RMB3.964 billion.

2. Cash received from issuance of bonds decreased by RMB3.2776 billion.

3. Cash paid for debt increased by RMB6.273 billion.

4. Cash paid for other financing activities decreased by RMB1.33 billion.

Net increase in cash and cash equivalents	855,940	7,698,252	-88.88	—

2.3	Progress and impact of significant events and analysis of resolution

2.3.1 Litigation, arbitration and events called into operation by the media extended to the reporting period

2.3.1.1 Update on the dispute arbitration in relation to the performance of the contract execution between Shanxi Neng Hua and Shanxi Jinhui Coke Chemical Co., Ltd.

In February 2005, Shanxi Nenghua entered into an asset swap contract and a material supply contract with Shanxi Jinhui Coke Chemical Co., Ltd. (“Shanxi Jinhui”), according to which, Shanxi Jinhui shall compensate Shanxi Tianhao Chemical Co., Ltd. (“Tianhao Chemical”), the subsidiary of Shanxi Nenghua, its actual losses if Shanxi Jinhui fail to provide the land for lease, gas, water, electricity supply and rail transportation for the establishment and production of Tianhao Chemical. In addition, Shanxi Jinhui shall purchase all the equity interest in Tianhao Chemical held by Shanxi Neng Hua to compensate the losses at a price not less than the total investment in Tianhao Chemical as well as the interest on bank loans over the same period, if Tianchi Chemical is unable to operate continually caused by Shanxi Jinhui’s breach of contract.

Shanxi Jinhui failed to fulfill the “contractual obligations to provide gas, middlings and land supply” and unilaterally suspended the gas supply. As a result, Tianhao Chemical was unable to operate continually and subsequently ceased production of methanol in April 2012. In September 2013, Shanxi Neng Hua submitted the arbitration to Beijing Arbitration Commission, requesting Shanxi Jinhui to purchase all the equity interests in Tianhao Chemical held by Shanxi Neng Hua and paid a total of RMB798.8 million comprising equity transfer and other losses in accordance with the contracts.

In October 2013, Shanxi Neng Hua submitted the application for property preservation to the People’s Court of Xinghualing District, Taiyuan City, Shanxi Province. 39% of equity equivalents of Shanxi Jinhui Longtai Coal Co., Ltd. held by Shanxi Jinhui was frozen and sealed up.

In order to fully protect the interests of the Company, Shanxi Neng Hua applied to Beijing Arbitration Commission for withdrawal of the request for arbitration. Recently, Shanxi Neng Hua received Beijing Arbitration Commission’s reply granting withdrawal of the arbitration. As at the disclosure date of this Report, the Company and Shanxi Neng Hua are further studying the plan of dispute resolution.

For details, please refer to the announcement dated 24 August 2015 in relation to the update on the arbitration of the wholly owned subsidiary of Yanzhou Coal Co., Ltd.. The above announcement was also posted on the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company and/or China Securities Journal and Shanghai Securities News.

2.3.1.2 Update on the litigation on Coal Sales Contract between Zhongxin Daxie Fuel Co., Ltd. and the Company

Zhongxin Daxie Fuel Co., Ltd. (“Zhongxin Daxie”), as the plaintiff, brought a civil litigation against the Company, as the defendant, at the Shandong Provincial Higher People’s Court in September 2013, alleging a failure by the Company to perform its delivery obligations under a coal sales contract between the parties. Zhongxin Daxie sued for the termination of the coal sales contract, return of payments for goods and damage in an amount of RMB163.6 million.

The Company has delivered goods to the third party designated by Zhongxin Daxie after the execution of the contract and Zhongxin Daxie has settled the payment with the Company. All the obligations have been fulfilled under the contract.

It was the first instance judgment of the Shandong Provincial Higher People’s Court that: Zhongxin Daxie’s claim was rejected and the litigation fee of RMB0.8602 million shall be on Zhongxin Daxie, as the plaintiff of the litigation. On 30 June 2014, the Company received the Notice of the Decision on Appeal from the Supreme People’s Court of the People’s Republic of China (the “Supreme Court”), the Supreme Court has decided to accept Zhongxin Daxie’s appeal of judgment of the first instance of the litigation. As at the disclosure date of this Report, the case has not yet been heard.

For details, please refer to the announcements dated 29 April 2014 and 30 June 2014 in relation to the update on this litigation. The above announcements were also posted on the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company and/or China Securities Journal and Shanghai Securities News.

As at the disclosure date of this Report, the case has not been heard and the final result is unknown. So the Company is unable to accurately estimate the impact of the litigation on the company’s current profit and profit after the Reporting Period for the time being.

Save as disclosed above, there were no other significant litigation, arbitration and events called into question by the Media during the Reporting Period or extended to the Reporting Period.

2.3.2 Material connected transaction

2.3.2.1. Investment to Shanghai CIFCO Futures Co. Ltd.

As considered and approved at the seventh meeting of the sixth session of the Board held on 27 March 2015, the Company would invest RMB264.6 million, contributing 33.33% equity interest in Shanghai CIFCO Futures Co. Ltd. The industrial and commercial registration process was completed on 7 September 2015. For details, please refer to the announcement dated 27 March 2015 in relation to resolutions passed at the seventh meeting of the sixth session of the Board and the announcement in relation to connected transactions. The above announcements were also posted on the websites of the Shanghai Stock Exchange and the Hong Kong Stock Exchange, the website of the Company and/or China Securities Journal and Shanghai Securities News.

2.3.2.2. Acquisition of 100% of the equity interest in Donghua Heavy Industry

As considered and approved at the ninth meeting of the sixth session of the Board held on 27 July 2015, the Company acquired 100% of equity interest in Donghua Heavy Industry held by Yankuang Group with a transaction price of RMB676 million. The industrial and commercial registration process was completed on 26 August 2015. For details, please refer to the announcement dated 27 July 2015 in relation to resolutions passed at the ninth meeting of the sixth session of the Board and the announcement in relation to connected transactions. The above announcements were also posted on the websites of the Shanghai Stock Exchange and the Hong Kong Stock Exchange, the website of the Company and/or China Securities Journal and Shanghai Securities News.

2.3.2.3. Repayment by Shaanxi Future Energy of an Entrusted Loan

As considered and approved at the first meeting of the sixth session of the Board held on 14 May 2014, the Company has provided the entrusted loan of a total amount of RMB1.25 billion to Shaanxi Future Energy, a connected party of the Company in batches since 4 August 2014. As at 3 August 2015, Shaanxi Future Energy had repaid all the principal amount and the interest to the Company, the aggregate amount being RMB1.3234 billion. As a result, the Entrusted Loan has come to an end. For details, please refer to the announcement dated 14 May 2014 in relation to resolutions passed at the first meeting of the sixth session of the Board and the announcement in relation to connected transactions, and the announcement dated 4 August 2015 in relation to repayment by Shaanxi Future Energy of an Entrusted Loan Provided by the Company, respectively. The above announcements were also posted on the websites of the Shanghai Stock Exchange and the Hong Kong Stock Exchange, the website of the Company and/or China Securities Journal and Shanghai Securities News.

2.3.2.4 Carrying out Entrusted Wealth Management Business with Shangqi Capital Management Co., Ltd. (“Shangqi Capital”)

As considered and approved at the twelfth meeting of the sixth session of the Board of the Company held on 26 October 2015, the Company will invest RMB500 million by entrusting Shangqi Capital to carry out low risk arbitrage business, such as spread arbitrage, gold rent, basis trading and other businesses of delivery agent, cooperative hedging, etc.. The Company shall pay service fees according to the agreement for an amount not exceeding RMB31.25 million per year. For details, please refer to the announcement dated 26 October 2015 in relation to resolutions passed at the twelfth meeting of the sixth session of the Board and the announcement in relation to continuing connected transactions. The above announcement was also posted on the websites of the Shanghai Stock Exchange and the Hong Kong Stock Exchange, the website of the Company and/or China Securities Journal and Shanghai Securities News.

2.3.3 Changes in positions of directors, supervisors and senior management of the Company

Mr. Shi Xuerang, the former chairman of the supervisory committee of the Company, has reached his age of retirement and has tendered his resignation to the Company. He resigned from the position of a supervisor and chairman of the supervisory committee of the Company with effect from 30 June 2015.

As considered and approved at the sixth meeting of the sixth session of the supervisory committee of the Company held on 1 July 2015, Mr. Zhang Shengdong and Mr. Gu Shisheng were elected as the chairman of the sixth session of Supervisory Committee and vice chairman of the sixth session of supervisory committee of the Company, respectively.

Save as disclosed above, there were no other appointment or resignation of directors, supervisors and senior management during the Reporting Period.

2.3.4 Carrying out principal-guaranteed financing businesses

At the 2014 first extraordinary general meeting of the Company held on 24 October 2014, the Company was approved to carry out the principal-guaranteed financing business for an aggregate amount not exceeding RMB5.0 billion.

On 23 July 2015, the Company entered into agreements with Zoucheng Jining sub-branch of Bank of Communications Co., Ltd. and Jinan Yanshan sub-branch of Qilu Bank Co., Ltd., to purchase the principal-guaranteed wealth management products with a total amount of RMB950 million by its own fund. All products are principal and income guaranteed wealth management products and their investment terms are 3 months.

On 28 July 2015, the Company entered into agreements with Zoucheng Jining sub-branch of Bank of Communications Co., Ltd. to purchase the principal-guaranteed wealth management products with a total amount of RMB50 million by its own fund. This product is a principal and income guaranteed wealth management product and its investment term is 92 days.

On 29 September 2015, the Company entered into agreements with Jining branch of Guangdong Development Bank, Jining branch of Industrial Bank Co. and Zoucheng sub-branch of Agriculture Bank of China, to purchase the principal-guaranteed wealth management products with a total amount of RMB3.5 billion by its own fund. These products are principal-and-income guaranteed wealth management products and principal-guaranteed and income-floating wealth management products, respectively, and the investment terms are 3 months.

On 14 October 2015, the Company entered into an agreement with Jining branch of Guangdong Development Bank, to purchase the principal-guaranteed wealth management product with a total amount of RMB500 million by its own fund. This product is a principal and income guaranteed wealth management product and its investment term is 91 days.

For details, please refer to the announcements dated 23 July, 28 July, 29 September and 14 October, 2015, in relation to the purchase of wealth management products. The above announcements were also posted on the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company and/or China Securities Journal and Shanghai Securities news.

2.3.5 Establishment of Information Management Department

As considered at the twelfth meeting of the sixth session of the Board of the Company held on 26 October 2015, the Company was approved to establish Information Management Department, which engages in the comprehensive management of informationalization and internal control of the Company.

2.4 Performance of the undertakings by the Company and Shareholders holding more than 5% of the shares of the Company

Undertaker	Undertakings	Deadline for performance	Performance
Yankuang Group

Avoidance of horizontal competition

Yankuang Group and the Company entered into the Restructuring Agreement when the Company was carrying out the restructure in 1997, pursuant to which Yankuang Group undertook that it would take various effective measures to avoid horizontal competition with the Company.

		Long-term effective	Ongoing (there is no violation of undertaking by Yankuang Group)

Transfer of the mining right of Wanfu coal mine

In 2005, the Company acquired equity interest of HezeNeng Hua held by Yankuang Group. At that time, Yankuang Group made such undertaking that: the Company had the right to acquire the mining right of Wanfu coal mine once obtaining such mining right is obtained 12 months later.

		Within 12 months when Yankuang Group obtained the mining right of Wanfu coal mine	Such performance has not been completed yet. (Yankuang Group obtained the mining right of Wanfu coal mine on 14 July 2015)

Not reducing shareholding in the Company

On 10 July 2015, the Controlling Shareholder of the Company, Yankuang Group, undertook that it would not reduce its shareholding in the Company within 6 months.

		10 July 2015 to 10 January 2016	Ongoing (there is no violation of undertaking by Yankuang Group)

Directors, supervisors, senior management of the Company

Not reducing shareholding in the Company

The directors, supervisors and senior management of the Company undertook that they would not reduce their respective shareholding in the Company during the period of their increase holding of A shares of the Company and within 6 months after completion of further increase.

		During the period of their increase holding of A shares of the Company and within 6 months after completion of further increase.	Ongoing (there is no violation of shareholding reduction of the Company)

§3	Directors

As at the date of this announcement, the directors of the Company are Mr. Li Xiyong, Mr. Yin Mingde, Mr. Wu Yuxiang, Mr. Zhang Baocai, Mr. Wu Xiangqian and Mr. Jiang Qingquan and the independent non-executive directors of the Company are Mr. Wang Lijie, Mr. Jia Shaohua, Mr.Wang Xiaojun and Mr. Xue Youzhi.

Yanzhou Coal Mining Company Limited Li Xiyong
Chairman of the Board
26 October 2015

Appendices:

Consolidated Balance Sheet

30 September 2015

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB’000

ITEMS	As at 30 September 2015	As at 31 December 2014
CURRENT ASSETS:
Cash at bank and on hand	21,423,026	20,700,677
Financial assets at fair value through profit or loss	1,029,158	—
Bills receivable	3,370,536	5,161,672
Accounts receivable	3,062,863	2,863,011
Prepayments	3,093,147	2,004,085
Interest receivable	73,304	53,403
Dividends receivable	—	—
Other receivables	981,938	795,082
Inventories	2,449,346	1,998,311
Non-current assets due within one year	1,644,165	1,743,254
Other current assets	3,820,840	3,288,445

TOTAL CURRENT ASSETS	40,948,323	38,607,940

NON-CURRENT ASSETS:
Available-for-sale financial assets	412,672	388,763
Held-to-maturity investments	—	1,250,000
Long-term accounts receivable	160,844	234,914
Long-term equity investments	3,433,895	3,086,497
Real estate investment	812	847
Fixed assets	27,371,554	29,816,780
Construction in progress	30,398,647	28,710,799
Construction materials	97,226	20,033
Disposal of fixed assets	61	1,842
Productive biological assets	—	—
Oil gas assets	—	—
Intangible assets	20,348,855	22,674,145
Development expenditure	—	—
Goodwill	955,532	992,053
Long-term deferred expenses	40,204	39,476
Deferred tax assets	8,097,764	6,849,767
Other non-current assets	955,519	1,056,016

TOTAL NON-CURRENT ASSETS	92,273,585	95,121,932

TOTAL ASSETS	133,221,908	133,729,872

The financial statements from Page 23 to Page 34 are signed by the following responsible officers:

Legal Representative of the Company: Li Xiyong

Chief Financial Officer: Wu Yuxiang

Head of Accounting Department: Zhao Qingchun

Consolidated Balance Sheet (Continued)

30 September 2015

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB’000

ITEMS	As at 30 September 2015	As at 31 December 2014
CURRENT LIABILITIES:
Short-term borrowings	4,515,711	2,827,850
Financial liabilities at fair value through profit or loss	—	664
Bills payable	838,262	2,112,408
Accounts payable	3,383,888	2,844,133
Advances from customers	907,788	834,772
Salaries and wages payable	853,969	901,021
Taxes payable	-25,018	-181,453
Interest payable	618,587	957,773
Dividend payable	—	2,782
Other payables	5,856,685	6,666,325
Non-current liabilities due within one year	3,680,385	3,666,277
Other current liabilities	13,300,381	8,828,641

TOTAL CURRENT LIABILITIES	33,930,638	29,461,193

NON-CURRENT LIABILITIES:
Long-term borrowings	28,545,160	32,580,835
Bonds payable	16,291,946	16,040,608
Long-term payables	2,087,929	2,460,272
Long-term salaries and wages payable	8,947	12,442
Estimated liabilities	813,959	766,010
Deferred revenue	55,075	57,509
Deferred tax liabilities	10,062,371	8,365,210
Other non-current liabilities	16,988	129,424

TOTAL NON-CURRENT LIABILITIES	57,882,375	60,412,310

TOTAL LIABILITIES	91,813,013	89,873,503

SHAREHOLDERS’ EQUITY:
Share capital	4,918,400	4,918,400
Other equity instruments	6,449,000	2,485,000
Including: preferred shares	—	—
Perpetual bonds	6,449,000	2,485,000
Capital reserves	868,104	1,689,847
Less: treasury stock	—	—
Other comprehensive income	-10,757,534	-5,954,077
Special reserves	961,978	1,802,108
Surplus reserves	5,976,094	5,900,135
Provision for general risk	—	—
Undistributed earnings	29,696,048	28,591,537
Equity attributable to Shareholders	38,112,090	39,432,950
Minority interest	3,296,805	4,423,419

TOTAL SHAREHOLDERS’ EQUITY	41,408,895	43,856,369

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	133,221,908	133,729,872

Balance Sheet of the Parent Company

30 September 2015

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB’000

ITEMS	As at 30 September 2015	As at 31 December 2014
CURRENT ASSETS:
Cash at bank and on hand	17,362,467	18,425,914
Financial assets at fair value through profit or loss	1,029,158	—
Bills receivable	3,439,227	5,050,409
Accounts receivable	793,344	528,576
Prepayments	915,192	248,314
Interests receivable	1,022,993	1,741,124
Dividends receivable	—	—
Other receivables	9,166,682	3,997,717
Inventories	699,389	654,160
Held-to-sale assets	—	—
Non-current assets due within one year	8	8
Other current assets	3,261,005	2,887,428

TOTAL CURRENT ASSETS	37,689,465	33,533,650

NON-CURRENT ASSETS:
Available-for-sale financial assets	11,732,262	11,272,623
Held-to-maturity investment	8,852,000	11,302,000
Long-term accounts receivable	—	—
Long-term equity investments	35,589,689	32,750,851
Investment real estate	—	—
Fixed assets	7,173,451	7,990,457
Construction in progress	958,314	54,564
Construction Materials	—	—
Disposal of fixed assets	—	—
Productive biological assets	—	—
Oil gas assets	—	—
Intangible assets	2,016,997	2,168,814
Development expenditure	—	—
Goodwill	—	—
Long-term deferred expenses	31	37
Deferred tax assets	1,024,321	1,426,160
Other non-current assets	117,926	117,926

TOTAL NON-CURRENT ASSETS	67,464,991	67,083,432

TOTAL ASSETS	105,154,456	100,617,082

Balance Sheet of the Parent Company (Continued)

30 September 2015

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB’000

ITEMS	As at 30 September 2015	As at 31 December 2014
CURRENT LIABILITIES:
Short-term borrowings	4,515,711	2,827,850
Financial liabilities at FVTPL	—	664
Bills payable	302,734	1,767,508
Accounts payable	772,940	932,681
Advances from customers	504,142	403,618
Salaries and wages payable	347,364	383,699
Taxes payable	258,561	118,398
Interest payable	877,197	866,185
Dividends payable	—	—
Other payables	11,225,022	13,949,327
Held-to-sale liabilities	—	—
Non-current liabilities due within one year	2,870,381	2,417,431
Other current liabilities	12,852,621	8,204,748

TOTAL CURRENT LIABILITIES	34,526,673	31,872,109

NON-CURRENT LIABILITIES:
Long-term borrowings	4,608,047	8,106,446
Bonds payable	9,930,504	9,920,792
Long-term payable	4,170,059	3,569,389
Long-term salaries and wages payable	—	—
Special accounts payable	—	—
Accrued liabilities	—	—
Deferred income	10,398	13,091
Deferred tax liabilities	360,019	199,197
Other non-current liabilities	—	—

TOTAL NON-CURRENT LIABILITIES	19,079,027	21,808,915

TOTAL LIABILITIES	53,605,700	53,681,024

SHAREHOLDERS’ EQUITY:
Share capital	4,918,400	4,918,400
Other equity instrument	6,449,000	2,485,000
Including: preferred share	—	—
Perpetual bond	6,449,000	2,485,000
Capital reserves	1,508,358	1,939,077
Less: treasury stock	—	—
Other comprehensive income	194,340	140,185
Special reserves	618,753	1,447,774
Surplus reserves	5,930,984	5,855,025
Undistributed profits	31,928,921	30,150,597

TOTAL SHAREHOLDERS’ EQUITY	51,548,756	46,936,058

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	105,154,456	100,617,082

Consolidated Income Statement

Jan. to Sept. 2015

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB’000

Items	The third quarter of 2015	The third quarter of 2014	Jan. to Sept. 2015	Jan. to Sept. 2014
1. TOTAL OPERATING INCOME	13,152,502	16,015,743	38,454,334	49,067,190

Including: operating income	13,152,502	16,015,743	38,454,334	49,067,190

2. TOTAL OPERATING COST	11,989,054	14,684,296	37,073,458	47,295,273

Including: Operating cost	10,105,406	12,528,455	30,315,653	39,843,726
Operating taxes and surcharges	167,987	104,999	569,490	393,377
Selling expenses	704,064	756,374	2,017,139	2,373,936
General and administrative expenses	814,289	978,259	2,767,892	3,400,446
Financial expenses	237,145	339,382	1,274,232	1,176,285
Impairment loss of assets	-39,837	-23,173	129,052	107,503
Add: Gain on fair value change (The loss is listed beginning with “-”)	-287	9,282	258,193	-52,704
Investment income (The loss is listed beginning with “-”)	67,545	38,248	264,336	-51,020
Including: Investment income of associates and joint ventures	62,690	30,978	212,672	-58,375
Exchange gains (The loss is listed beginning with “-”)	—	—	—	—
3. Operating profit (The loss is listed beginning with “-”)	1,230,706	1,378,977	1,903,405	1,668,193
Add: Non-operating income	106,709	72,203	495,042	463,660
Including: Gains on disposal of non-current assets	3,203	3,109	5,440	5,860
Less: Non-operating expenditures	113,355	4,038	196,254	16,533
Including: Losses on disposal of non-current assets	392	998	13,703	4,367

4. Total profit (The total loss is listed beginning with “-”)	1,224,060	1,447,142	2,202,193	2,115,320

Less: Income tax	573,184	400,509	998,488	453,985
5. Net profit (The net loss is listed beginning with “-”)	650,876	1,046,633	1,203,705	1,661,335
Net profit attributable to Shareholders	743,782	1,107,949	1,380,838	1,941,020
Including: Net profit attributable to the holders of other equity instruments of the parent company	106,988	—	239,884	—
Gains and losses of minority interest	-92,906	-61,316	-177,133	-279,685
6. Net other comprehensive income after tax	-3,552,641	-2,690,902	-5,686,819	-621,211
Net other comprehensive income after tax attributable to the parent company’s holders	-3,048,071	-2,690,902	-4,803,457	-621,211
(1) Other comprehensive income, which will not be reclassified into the profits and losses in future	—	—	—	—
(2) Other comprehensive income, which will be reclassified into the profits and losses in future	-3,048,071	-2,690,902	-4,803,457	-621,211
1. Other comprehensive income classified to gains and losses in the future shared by the investee accounted under equity method	13,894	9,171	36,531	9,171
2. Gains and losses of the fair value changes of the AFS financial assets	-82,085	13,305	17,624	7,439
3. Effective part of the gains and losses of cash flow hedging	84,199	-717,320	269,252	26,159
4. Translation balance of the foreign currency financial statements	-3,064,079	-1,996,058	-5,126,864	-663,980
Net other comprehensive income after tax attributable to the minorities	-504,570	—	-883,362	—

7. Total comprehensive income	-2,901,765	-1,644,269	-4,483,114	1,040,124

Comprehensive gains attributable to Shareholders	-2,304,289	-1,582,953	-3,422,619	1,319,809
Including: total comprehensive income attributable to the holders of other equity instruments of the parent company	106,988	—	239,884	—
Comprehensive gains and losses of minority interest	-597,476	-61,316	-1,060,495	-279,685
8. Earnings per share
(1) Earnings per share, basic	0.1295	0.2253	0.2320	0.3946
(2) Earnings per share, diluted	0.1295	0.2253	0.2320	0.3946

Income Statement of the Parent Company

Jan. to Sept. 2015

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB’000

Items	The third quarter of 2015	The third quarter of 2014	Jan. to Sept. 2015	Jan. to Sept. 2014
1. TOTAL OPERATING INCOME	6,598,501	9,943,975	18,448,196	32,758,463

Less: Operating cost	4,270,105	7,005,936	12,744,931	25,582,076
Operating taxes and surcharges	139,504	77,900	449,611	307,148
Selling expense	161,598	204,708	414,217	557,950
General and administrative expense	475,538	700,699	1,815,487	2,379,398
Financial expenses	187,677	251,097	1,261,906	1,118,612
Impairment loss of assets	—	—	31,829	14,370
Add: Gain from the fair value changes (The loss is listed beginning with “-”)	—	17,463	246,874	17,426
Investment income (The loss is listed beginning with “-”)	690,938	394,280	1,242,877	977,996
Including: Investment income of associates and joint ventures	95,594	129,869	326,339	230,051
2. Operating profit (The loss is listed beginning with “-”)	2,055,017	2,115,378	3,219,966	3,794,331
Add: Non-operating income	26,654	3,152	275,522	334,926
Including: Gains on disposal of non-current assets	5,265	1,704	5,283	3,870
Less: Non-operating expense	108,999	1,087	174,017	8,448
Including: Loss on disposal of non-current assets	—	—	35	3,280

3. Total profit (The total loss is listed beginning with “-”)	1,972,672	2,117,443	3,321,471	4,120,809

Less: Income tax	677,614	517,403	1,266,820	1,012,730
4. Net profit (The net loss is listed beginning with “-”)	1,295,058	1,600,040	2,054,651	3,108,079
Net profit attributable to shareholders of parent company	1,295,058	1,600,040	2,054,651	3,108,079
Including: Net profit attributable to the holders of other equity instruments of the parent company	106,988		239,884
5. Net other comprehensive income after tax	-68,191	22,476	54,155	16,610
(1) Other comprehensive income, which will not be reclassified into the profits and losses in future	—	—	—	—
(2) Other comprehensive income, which will be reclassified into the profits and losses in future	-68,191	22,476	54,155	16,610
1. Other comprehensive income classified to gains and losses in the future shared by the investee accounted under equity method	13,894	9,171	36,531	9,171
2. Gains and losses of the fair value changes of the AFS financial assets	-82,085	13,305	17,624	7,439
3. Effective part of the gains and losses of cash flow hedging	—	—	—	—
4. Translation balance of the foreign currency financial statements	—	—	—	—

6. Total comprehensive income	1,226,867	1,622,516	2,108,806	3,124,689

Comprehensive gains attributable to Shareholders	1,226,867	1,622,516	2,108,806	3,124,689
Including: total comprehensive income attributable to the holders of other equity instruments of the parent company	106,988	—	239,884	—
7. Earnings per share
(1) Earnings per share, basic	0.2416	0.3253	0.3690	0.6319
(2) Earnings per share, diluted	0.2416	0.3253	0.3690	0.6319

Consolidated Cash Flow Statement

Jan. to Sept. 2015

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB’000

Items	Jan. to Sept. 2015	Jan. to Sept. 2014
1. CASH FLOW FROM OPERATING ACTIVITIES:
Cash received from sales of goods or rendering of services	31,433,298	55,393,103
Tax refunding	335,089	324,419
Other cash received relating to operating activities	1,483,083	1,085,557

Sub-total of cash inflows	33,251,470	56,803,079

Cash paid for goods and services purchased	21,101,843	38,098,901
Cash paid to employees and on behalf of employees	6,451,774	7,343,890
Taxes payments	4,269,414	5,269,018
Other cash paid relating to operating activities	2,003,273	3,188,731

Sub-total of cash outflows	33,826,304	53,900,540

NET CASH FLOW FROM OPERATING ACTIVITIES	-574,834	2,902,539
2. CASH FLOW FROM INVESTING ACTIVITIES:
Cash received from recovery of investments	1,254,495	442
Cash received from return of investments income	202,174	297,910
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	7,795	9,770
Net cash received from disposal of subsidiaries and other business units	—	1,400,000
Other cash received relating to investing activities	128,676	122,184

Sub-total of cash inflows	1,593,140	1,830,306

Cash paid to acquire fixed assets, intangible assets and other long-term assets	3,133,034	2,830,817
Cash paid for investments	1,147,077	155,088
Net cash paid for the acquisition of subsidiaries and other business units	676,000	—
Other cash paid relating to investing activities	—	2,866,555

Sub-total of cash outflows	4,956,111	5,852,460

NET CASH FLOW FROM INVESTING ACTIVITIES	-3,362,971	-4,022,154
3. CASH FLOW FROM FINANCING ACTIVITIES:
Cash received from investors	3,964,000	—
Including: cash received from minority shareholders of subsidiaries	—	—
Cash received from other equity vehicles	3,964,000	—
Cash received from borrowings	5,809,337	5,409,869
Cash received from bonds	9,982,500	13,260,143
Other cash received relating to financial activities	—	5,305

Sub-total of cash inflows	19,755,837	18,675,317

Repayments of borrowings and debts	13,137,906	6,864,934
Cash paid for distribution of dividends or profits, or cash paid for interest expenses	1,575,805	1,468,351
Other cash paid relating to financing activities	64,337	1,394,314

Sub-total of cash outflows	14,778,048	9,727,599

NET CASH FLOW FROM FINANCING ACTIVITIES	4,977,789	8,947,718
4. EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	-184,044	-129,851
5. NET INCREASE (DECREASE) ON CASH AND CASH EQUIVALENTS	855,940	7,698,252
Add: Cash and cash equivalents, opening	20,375,881	11,018,617
6. Cash and cash equivalents, closing	21,231,821	18,716,869

Cash Flow Statement of the Parent Company

Jan. to Sept. 2015

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB’000

Items	Jan. to Sept. 2015	Jan. to Sept. 2014
1. CASH FLOW FROM OPERATING ACTIVITIES:
Cash received from sales of goods and rendering of services	15,895,638	38,269,303
Tax refunding	—	—
Other cash received relating to operating activities	1,545,764	864,404

Sub-total of cash inflows	17,441,402	39,133,707

Cash paid for goods and services	9,198,456	25,519,344
Cash paid to and on behalf of employees	4,156,510	4,877,226
Taxes payments	3,247,121	4,071,529
Other cash paid relating to operating activities	1,651,908	2,207,691

Sub-total of cash outflows	18,253,995	36,675,790

NET CASH FLOW FROM OPERATING ACTIVITIES	-812,593	2,457,917
2. CASH FLOW FROM INVESTING ACTIVITIES:
Cash received from recovery of investments	2,454,495	619,000
Cash received from return of investments	354,090	477,495
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	789	8,406
Net cash amount received from the disposal of subsidiaries and other business units	—	1,400,000
Other cash received relating to investing activities	821,772	1,743,736

Sub-total of cash inflows	3,631,146	4,248,637

Cash paid to acquire fixed assets, intangible assets and other long-term assets	1,087,102	1,112,321
Cash paid for investments	3,181,628	629,568
Net cash paid for the acquisition of subsidiaries and other business units	676,000	—
Other cash paid relating to investing activities	4,382,861	4,563,760

Sub-total of cash outflows	9,327,591	6,305,649

NET CASH FLOW FROM INVESTING ACTIVITIES	-5,696,445	-2,057,012
3. CASH FLOW FROM FINANCING ACTIVITIES:
Cash received from investors	3,964,000	—
Cash received from borrowings	5,471,369	3,135,125
Cash received from bonds	9,982,500	11,434,000
Cash received relating to other financing activities	32,695	639,273

Sub-total of cash inflows	19,450,564	15,208,398

Repayments of borrowings	12,133,217	5,138,519
Cash paid for distribution of dividends or profits, or cash paid for interest expenses	1,217,540	866,319
Other cash payment relating to financing activities	616,195	1,323,638

Sub-total of cash outflows	13,966,952	7,328,476

NET CASH FLOW FROM FINANCING ACTIVITIES	5,483,612	7,879,922
4. EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	-3,961	-289
5. NET INCREASE (DECREASE) ON CASH AND CASH EQUIVALENTS	-1,029,387	8,280,538
Add: Cash and cash equivalents, opening	18,327,804	6,620,343
6. Cash and cash equivalents, closing	17,298,417	14,900,881

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC